

13030332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-51293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE FUND SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND (City) MAINE (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WESTON SOMMERS (207) 553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR. (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, WESTON SOMMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE FUND SERVICES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

ACTING FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public My Commission Expires 10/30/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Foreside Fund Services, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Foreside Fund Services, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 22, 2013

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$ 1,653,351	
Distribution fees receivable	357,819	
Prepaid expenses	64,632	
Other receivables	602,272	
Receivable from affiliate	22,325	
Other assets	8,596	
Total Assets		$ 2,708,995
Liabilities and Member's Equity		
Liabilities		
Accrued distribution fees	$ 1,119,501	
Accounts payable and accrued expenses	46,027	
Due to related parties	445,294	
Total Liabilities		$ 1,610,822
Commitments and Contingencies		
Member's Equity		1,098,173
Total Liabilities and Member's Equity		$ 2,708,995

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Foreside Fund Services, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor and principal underwriter to various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers. The Company is also engaged in active distribution services, placement agent services and registered representative "only" registration services.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2012, the Company had not recorded an allowance for any potential non-collection.

OTHER ASSETS

Other assets represent the Company's clearing fund deposit at the National Securities Clearing Corporation.

INCOME TAXES

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of Foreside Financial Group, LLC. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement.

If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2012, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of Foreside Financial Group LLC's returns) for three years from the date of filing. These returns remain subject to examinations from 2009 through the current year.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, other receivables, accrued expenses and other liabilities and are classified as Level 1.

There were no transfers between Levels 1, 2, or 3 as of December 31, 2012.

At December 31, 2012, the Company did not hold any Level 2 or Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which is under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, Foreside provides administrative, legal, human resource and other

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

general support services, the cost of which is allocated to the Company. For the year ended December 31, 2012, these allocated expenses totaled $3,082,212. At December 31, 2012, amounts due to the related party totaled $418,503, which is included in "Due to related parties" on the Statement of Financial Condition.

At December 31, 2012, due to related parties included $26,791 which resulted from revenue collected on behalf of its affiliates.

Foreside agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2012, the Company received cash contributions totaling $270,000.

During the year ended December 31, 2012, the Company made capital distributions to its Parent totaling $250,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $400,348, which was $202,960 in excess of its minimum required net capital of $197,388. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 7.40 to 1.

As of December 31, 2011, the Company's aggregate indebtedness was greater than 1200% of net capital and its net capital was below 120% of its requirement. The Company provided FINRA with early warning notification on January 19, 2012, as required, at which time the Parent made a $75,000 capital contribution to enable the Company to comply with its aggregate indebtedness and net capital requirements.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) — all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

GUARANTEE UNDER CREDIT LINE OBLIGATION

Foreside Financial Group, LLC entered into a credit arrangement with a financial institution, and the Company entered into a guaranty agreement whereby some of the assets of the Company have been pledged as collateral under this line of credit arrangement. The entire amount of the guarantee ($1,250,000 from December 19, 2011 through July 17, 2012; $1,600,000 from July 18, 2012 through January 19, 2013; and $1,000,000 from January 20, 2013 through June 30, 2013, which represents the maximum amount of the line of credit) is included in the computation of net capital under Rule 15c3-1 as a component of aggregate indebtedness. The termination date of this agreement is June 30, 2013.

NOTE 8 - CONCENTRATIONS

As of December 31, 2012, no clients comprised greater than 8% of accounts receivable.

NOTE 9 - AGREEMENTS

The Company has Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are generally for an initial two year term. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreements. The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees or by the Company in accordance with the terms of the Agreements. The Company has also entered into Distribution Services Agreements with the Funds' Advisors (the "Services Agreements") which continue in effect through the term of the Agreements. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees or commissions as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

The Company has agreements with third party financing agents with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under these agreements, the third party financing agents receive all related contingent deferred sales charges and 12b-1 and shareholder servicing fees for one year from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers and the Company then remits such amount to the selling broker-dealers. For the year ended December 31, 2012, the Company recorded $3,760 as commission income and $3,760 as commission expense related to these agreements.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date the financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.